SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

AIRMEDIA GROUP INC.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: January 3, 2008

Exhibit 99.1

AirMedia Announces Installation of Digital Frames at Beijing Capital International Airport

Beijing, China – January 2, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced that it has completed the installation of digital frames at Terminals 2 and 3 of Beijing Capital International Airport. Digital frames are high-definition LCD screens that can change displayed pictures expeditiously.

AirMedia upgraded 90 light box displays to 46-inch digital frames at Terminal 2 of Beijing Capital International Airport and has begun placing clients’ advertisements on these frames since the beginning of December 2007. As of December 31, 2007, the Company had installed 328 46-inch digital frames and 120 70-inch digital frames at Terminal 3 of Beijing Capital International Airport. The new digital frames at Terminal 3 will begin displaying paid advertisements when Terminal 3 is open for testing at the end of February 2008.

According to Beijing Capital International Airport, it is expected to become one of the world’s top five busiest airports and will have more than 64 million passenger departures and arrivals by the end of 2008. Newly constructed Terminal 3, which is scheduled to open for testing at the end of February 2008, is a centerpiece infrastructure project for the 2008 Summer Olympic Games.

“I am very pleased that the installation has been completed as scheduled, which demonstrates again the superior execution ability of our team,” commented Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “As our digital frames are placed at both sides of all 60 boarding gates at Terminal 3, and other prime locations with high air passenger traffic, we believe these new digital frames may optimize the effective reach of our clients’ advertisements, making them a very attractive advertising platform. We will continue to expand the number of digital frames in other airports of our network.”

In addition, AirMedia also installed 328 digital TV screens at Terminal 3 which increased AirMedia’s total number of digital TV screens in Beijing Capital International Airport to over 420.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. AirMedia also offers advertisers other media platforms in airports, such as digital frames, light box displays, 360-degree LED displays and 3D displays. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang
Investor Relations Director
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn

FD Beijing
Julian Wilson
Tel: +86-10-8591-1951
Email: julian.wilson@fd.com

Exhibit 99.2

AirMedia Group Inc. Appoints Ken Zijian Zeng as Executive President

Beijing, China – January 3, 2008 – AirMedia Group Inc. (“AirMedia”) (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced the appointment of Ken Zijian Zeng as Executive President of AirMedia Group Inc. Ken Zijian Zeng will start to work in January 2008.

“Ken is a pioneer of air travel advertising and one of the most reputable people in the industry. He has extensive experience in channel development, advertisement sales, operation and management. We’re really excited to have him coming on board,” remarked Herman Man Guo, Chairman and Chief Executive Officer of AirMedia.

“I am thrilled to be joining AirMedia at this exciting stage in the company’s development,” commented Ken Zijian Zeng. “AirMedia’s recent initial public offering positions us well to consolidate the fragmented market of traditional advertising formats in the air travel advertising industry. I look forward to contributing to AirMedia’s continuing growth.”

Herman Man Guo further commented, “2008 is an important year for our growth. Ken’s joining will further strengthen our relationship with our partners and enlarge our customer base. I look forward to working with Ken and the rest of the management team to continue to deliver sustainable growth and achieve our mission of becoming one-stop service provider in the air travel advertising industry.”

About Ken Zijian Zeng

Prior to AirMedia Group Inc., Ken Zijian Zeng served as General Manager of Asiaray Media Group, an out-of-home advertising company with operation in approximately 30 airports in China. Joining Asiaray in May 1999, he oversaw the overall operation and management and expanded the business from approximately 6 airports to 30 airports. Prior to Asiaray, Mr. Zeng ran his own business of international trade between Australia and China from 1994 to 1998. Prior to that, Mr. Zeng worked as a programmer at Industrial and Commercial Bank of China from 1990 to 1997. Mr. Zeng received a bachelor’s degree in computer science from University of Technology Sydney and another bachelor’s degree in automatic control from Sun Yat-sen University in China.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 52 airports, including 28 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. AirMedia also offers advertisers other media platforms in airports, such as digital frames, light box displays, 360-degree LED displays and 3D displays. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang
Investor Relations Director
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn

FD Beijing
Julian Wilson
Tel: +86-10-8591-1951
Email: julian.wilson@fd.com